[redacted]

10031390

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 25 2010
Washington, DC
110

SEC FILE NUMBER
8- 13273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/09 (MM/DD/YY) AND ENDING 04/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gerbro Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

427 Bedford Road
(No. and Street)

Pleasantville (City) NY (State) 10570 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Gerber 914-741-2022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Gerber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerbro Securities, Inc., as of April 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELEFTHERIA STOLATIS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ST6132738
Qualified In Westchester County
My Commission Expires August 29, ~~2009~~ 2013

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Gerbro Securities, Inc.
Pleasantville, New York

We have audited the accompanying statement of financial condition of Gerbro Securities, Inc. as of April 30, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerbro Securities, Inc. as of April 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
June 22, 2010

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

GERBRO SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2010

ASSETS

Cash and cash equivalents	$ 124,954
Due from brokers	16,287
Property and equipment, net of accumulated depreciation	2,938
Security deposits	2,000
Total Assets	$ 146,179

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 34,655
Income taxes payable	800
Total Liabilities	35,455
Stockholders' Equity:	
Common stock - no par value, 200 shares issued and outstanding	49,119
Additional paid-in capital	40,000
Retained earnings	21,605
Total Stockholders' Equity	110,724
Total Liabilities and Stockholders' Equity	$ 146,179

See accompanying notes to financial statements.

GERBRO SECURITIES, INC.

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED APRIL 30, 2010

Revenues:	
Commissions	$ 276,039
Interest income	153
Loss on investments, net	(336)
Total Revenues	275,856
Expenses:	
Compensation and employee benefits	148,414
Clearing charges	66,103
Execution and quote fees	15,474
Communications and occupancy	21,149
Regulatory fees	2,470
Professional fees	10,070
Other operating expenses	12,034
Total Expenses	275,714
Income Before Provision For Income Taxes	142
Provision For Income Taxes	800
Loss	($ 658)

See accompanying notes to financial statements.

GERBRO SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED APRIL 30, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances, May 1, 2009	$ 49,119	$ 40,000	$ 22,263	$ 111,382
Loss	-	-	(658)	(658)
Balances, April 30, 2010	$ 49,119	$ 40,000	$ 21,605	$ 110,724

See accompanying notes to financial statements.

GERBRO SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED APRIL 30, 2010

Cash Flows From Operating Activities:	
Loss	($ 658)
Adjustments to reconcile loss to net cash used in operating activities	
Depreciation	840
Loss on investments, net	336
(Increase) decrease in operating assets:	
Due from brokers	(8,553)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(5,877)
Income taxes payable	602
Total adjustments	(12,652)
Net cash used in operating activities	(13,310)
Cash Flows From Investing Activities:	
Proceeds from sale of investment securities	2,654
Net decrease in cash and cash equivalents	(10,656)
Cash and cash equivalents, Beginning of Year	135,610
Cash and cash equivalents, End of Year	$ 124,954

Supplemental disclosures of cash flow information:
Cash paid during the period for:

Income taxes paid	$ 198

See accompanying notes to financial statements.

GERBRO SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2010

Note (1) - Nature of business:

Gerbro Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by another broker on a fully disclosed basis. Accordingly, open customer transactions are not reported on the books and records of the Company.

Note (2) – Summary of significant accounting policies:

(A) Securities transactions:
The Company records securities transactions, including gains from securities trading and commission revenue on a trade-date basis. Securities owned are carried at market value with unrealized gains and losses reflected in the Statement of Income (Loss).

(B) Income taxes:
Income taxes are provided for the tax effects of transactions reported in the financial statements, and consist of taxes currently due plus deferred taxes related primarily to the difference in accounting for depreciation. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the related assets and liabilities are recovered or settled.

Deferred tax assets arising from future deductible items are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of April 30, 2010, there were no material timing differences requiring a deferred tax calculation.

(C) Property and equipment:
Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(D) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of April 30, 2010, there were no cash equivalents.

GERBRO SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

APRIL 30, 2010

Note (2) - Summary of significant accounting policies - cont'd:

(E) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(F) Subsequent events evaluation:
Management has evaluated subsequent events through June 22, 2010, the date the financial statements were available to be issued.

(G) Concentration of credit risk:
The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note (3) – Property and equipment:

Property and equipment consists of the following as of April 30, 2010:

Furniture and equipment	$ 22,564
Computer equipment	4,197
	26,761
Less: Accumulated depreciation	(23,823)
Net book value	$ 2,938

Depreciation for the year ended April 30, 2010 amounted to $840. Fixed assets are depreciated using the straight-line method over the estimated life of the related asset. Estimated lives for equipment is five years and furniture and fixtures is seven years.

GERBRO SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

APRIL 30, 2010

Note (4) – Profit sharing plan:

The Company has a profit sharing plan covering all eligible employees. Contributions to the plan are at the discretion of the Company's Board of Directors. For the year ended April 30, 2010 the Company contributed $28,000 to the plan.

Note (5) – Compensated absences:

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences actually paid to employees.

Note (6) - Commitments and contingencies:

The Company leases office space under a long term operating lease agreement that originally expired January 2010. In November 2009, the lease was modified to extend the lease period to January 2011. The following is a schedule of future minimum rental payments required under this operating lease:

Year Ended April 30,	
2011	$ 13,905

Rental expense was $18,793 for the year ended April 30, 2010.

Note (7) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2010, the Company had net capital of $105,786, which exceeded its requirement of $50,000 by $55,786. The Company had a percentage of aggregate indebtedness to net capital of 33.52 % as of April 30, 2010.

GERBRO SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

APRIL 30, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

GERBRO SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

APRIL 30, 2010

Computation of Net Capital

Stockholders' equity	$ 110,724
Non-allowable assets:	
Property and Equipment	2,938
Security Deposits	2,000
Total non-allowable assets	4,938
Net capital before haircuts on proprietary positions	105,786
Haircuts	0
Net capital	105,786
Minimum net capital requirement - the greater of $50,000 or 6-2/3% of aggregate indebtedness of $35,455	50,000
Excess net capital	$ 55,786
Ratio of aggregate indebtedness to net capital	.3352 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 34,655
Income taxes payable	800
Total aggregate indebtedness	$ 35,455

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of April 30, 2010):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 106,156
Audit adjustments affecting non-allowable assets	839
Other audit adjustments	(1,209)
Net capital per above	$ 105,786

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of
Gerbro Securities, Inc.
Pleasantville, New York

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of the Determination of SIPC Net Operating Revenues and General Assessment of Gerbro Securities, Inc. for the year ended April 30, 2010. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the year May 1, 2009 to April 30, 2010, with amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Gerbro Securities, Inc. taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
June 22, 2010

GERBRO SECURITIES, INC.
SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT
FOR THE PERIOD MAY 1, 2009 THROUGH APRIL 30, 2010

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA line 9)	$ 275,856
Additions:	
Net loss on investment securities	336
Deductions:	
Clearing charges paid to another SIPC member	(66,103)
SIPC Net Operating Revenues	$ 210,089

Determination of General Assessment:

SIPC Net Operating Revenues	$ 210,089
General Assessment @ .0025	$ 525

Assessment Remittance:

Greater of General Assessment or $ 150 Minimum	$ 525
Less: Payment Made With Form SIPC-6 on November 20, 2009	(150)
Assessment Balance Due – Paid June 22, 2010	$ 375

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period May 1, 2009 through April 30, 2010:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T	$ 210,089
SIPC Net Operating Revenues as computed above	210,089
Difference	$ 0

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY RULE 17a-5**

To the President of
Gerbro Securities, Inc.
Pleasantville, New York

In planning and performing our audit of the financial statements of Gerbro Securities, Inc. as of and for the year ended April 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
June 22, 2010